EXHIBIT 12

ONEOK, Inc.

Computation of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Nine Months Ended September 30,
(Unaudited)	2003		2002
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$70,365		$66,920
Other interest	4,104		8,595
Amortization of debt discount and expense	4,049		7,511
Interest on lease agreements	7,110		6,659

Total Fixed Charges	85,628		89,685
Preferred dividend requirements	39,690		44,879

Total fixed charges and preferred dividend requirements	$125,318		$134,564

Earnings before income taxes and income from equity investees	$249,174		$198,785
Total fixed charges	85,628		89,685

Earnings available for combined fixed charges and preferred dividend requirements	$334,802		$288,470

Ratio of earnings to combined fixed charges and preferred dividend requirements	2.67	x	2.14	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle and discontinued operations plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.